Part I, Item 8 – Identifying Information

Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Primary Business Name: GOLDMAN SACHS & CO. LLC   **BD Number: 361**

BD - AMENDMENT

~~02/26/2024~~   01/15/25

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

○ Yes   ⦿ No

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
~~BROADBERY, MICHAEL MARY~~	~~I~~	~~CHIEF COMPLIANCE OFFICER~~	~~11/2018~~	~~NA~~	~~N~~	~~N~~	~~6947899~~
COLEMAN, DENIS PATRICK III	I	MANAGING DIRECTOR, MANAGER	01/2022	NA	Y	N	2782373
DOYLE, BRIAN RICHARD	I	MANAGING DIRECTOR, CFO	11/2019	NA	N	N	6003685
GREEFF, BRIAN MICHAEL	I	CO-PRINCIPAL OPERATIONS OFFICER	09/2023	NA	N	N	4273392
MATTHIAS, THOMAS FAIRBANKS	I	CHIEF COMPLIANCE OFFICER	09/2017	NA	N	N	2872690
MCCASKILL, MARK	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	06/2022	NA	N	N	3272131
RUEMMLER, KATHRYN HELEN	I	MANAGING DIRECTOR, CLO, MANAGER	03/2021	NA	Y	N	7250761
SOLOMON, DAVID MICHAEL	I	MANAGING DIRECTOR, MANAGER	04/2017	NA	Y	N	1616414
THE GOLDMAN SACHS GROUP, INC.	DE	CLASS A MEMBER	04/2017	E	Y	Y	13-4019460
WALDRON, JOHN EDWARD	I	MANAGING DIRECTOR, CEO, MANAGER	12/2018	NA	Y	N	2569337

Part II, Item 1.a
Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

Yes

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Yes. GSCO is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. As such, GSCO has a number of business units that engage in various securities trading activities that may enter and/or direct the entry of orders to Sigma X2 using limit or Peg order types, and using GSCO systems that include GSCO order handling algorithms, smart order routing, or directed orders. Sigma X2 accepts Firm orders, Conditional orders, and Firm Up orders associated with Conditional orders ("Firm and Conditional orders" unless otherwise specified) as further described in Part III, Item 7 (Order Types and Attributes) and Item 9 (Conditional Orders and Indications of Interest). The system does not accept any other form of trading interest. Set forth below are the GSCO business units that are responsible for facilitating GSCO's trading activities on Sigma X2 in an agency or principal capacity:

SALES TRADING & GSET: The Goldman Sachs Electronic Trading ("GSET") business unit and the Sales Trading business unit provide execution services to high-touch (Sales Trading) and low-touch (GSET) clients in single stock, derivatives, program trades, or synthetics/ETFs. Sales Trading personnel may facilitate the routing of orders to internal GS trading desks or to various listed exchanges and/or liquidity pools, which can include order routing to Sigma X2 for execution. GSET provides clients with access to algorithmic strategies and systems the clients can use to route orders to various listed exchanges and/or liquidity pools, which can include order routing to Sigma X2 for execution. These business units can send orders to Sigma X2 in an agency capacity under the MPIDs GSCO, ~~and~~ GSCS and GSLT.

Part II, Item 4.a
Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

Yes

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

GSCO has mutual access agreements with Barclays; ~~Deutsche Bank;~~ JPMorgan; Liquidnet; Merrill, Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley; and UBS. These agreements govern how such parties can access Sigma X2 to transmit orders, and how GSCO can do the same relative to such Trading Centers. The agreements do not provide for any compensation, nor do they obligate any party to transmit orders to, or accept orders from, another. To the extent that any of these Trading Centers determine to route orders to Sigma X2, the terms and conditions to access Sigma X2 are the same as the terms and conditions applicable to other Participants and there is no difference in treatment with respect to the services.

Part III, Item 21.a
Item 21: Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

The primary trade reporting facility used by Sigma X2 is the Nasdaq TRF Carteret. Trades are submitted using the ACT Specifications. The back-up trade reporting facility is the ~~NYSE~~ NASDAQ TRF Chicago. If the primary TRF is not available, Sigma X2 would submit trades to the back-up TRF ~~using the NYSE TRF Specifications~~. Trades are reported using Sigma X2 as an intermediary. When a trade occurs between a Buyer and a Seller on Sigma X2, a Buyer vs ATS trade and a Seller vs ATS trade will be reported for media and non-media purposes. The only exception is when a Principal GSCO order trades on Sigma X2. One half of the trade will not be reported to the TRF because GSCO is the owner of Sigma X2. Therefore, Principal GSCO vs ATS will not be reported.

Part III, Item 23.a
Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Sigma X2 executes orders using an NBBO constructed by Ocean, a third-party technology provider for Sigma X2. Ocean constructs the NBBO using a combination of full network redundant direct market data feeds and market data disseminated by the Securities Information Processors ("SIPs") (the "Constructed NBBO"). Specifically, Sigma X2 uses direct market data feeds for all exchanges other than LTSE ~~(which does not offer a direct market data feed)~~. Separately, Sigma X2 uses full network redundant SIP feeds as a secondary source of the NBBO.

The Constructed NBBO is used to price, prioritize, and execute orders. The ATS will arbitrate between the two feeds, direct or SIP, based on the detection of any market data latency. If there is an issue with the Constructed NBBO, transactions in Sigma X2 will be priced solely using the NBBO disseminated by the SIPs. Accordingly, all executions in Sigma X2 are programmed to match at or within the Constructed NBBO or the SIP NBBO.